

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Mr. Joshua W. Sapan
President and Chief Executive Officer
AMC Networks Inc.
11 Penn Plaza
New York, NY 10001

  Re: **AMC Networks Inc.**
    Amendment #3 to Form 10-12B
    Filed May 17, 2011
    File No. 001-35106

Dear Mr. Sapan:

  We have reviewed your amended Form 10 and have the following comment.

  Please respond to this letter by amending your filing. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to the below comment, we may have additional comments.

Executive Compensation, page 104

Cablevision Elements of In-Service Compensation, page 105

Performance Awards, page 107

1. We note your response to comment one from our letter dated May 9, 2011 and are unable to agree. We note that the performance award measures disclosed are material financial metrics for investors. Disclosure of your performance targets for these measures after the historical numbers have been disclosed seems warranted by Item 402 of Regulation S-K. Much of the insight that you argue disclosure of these targets will afford constitutes important information for investors to fully evaluate material compensatory payments made under your respective incentive plans. In addition, your argument that competitors could use such information to evaluate your achievement of internal strategic goals conflicts with your responsibility to discuss the company's performance, including material known trends and management

strategies, in management's discussion and analysis of financial condition and results of operation. Therefore, please amend your filing to specify the performance targets the Compensation Committee established for determining 2010 incentive compensation for both annual incentive awards as well as long-term incentive awards. Refer to Item 402(b)(2)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (212) 558-3588
        Trevor Ogle, Esq.
        Sullivan & Cromwell LLP